August 13, 2025

William W. Smith, Jr.
Chief Executive Officer
Smith Micro Software, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237

       Re: Smith Micro Software, Inc.
           Registration Statement on Form S-1
           Filed August 7, 2025
           File No. 333-289351
Dear William W. Smith Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at
202-551-
3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jennifer Minter, Esq.